Exhibit 99.1

OKYO Pharma Limited

(“OKYO” or the “Company”)

Grant of options –PDMR dealing

London and Boston, M.A., 24 November, 2022 – OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease to address the significant unmet need in the multi-billion-dollar market, announces that the board of directors of the Company (the “Board” or “Directors”), acting on a recommendation of the Remuneration Committee has awarded Mr Raj Patil, the Company’s Chief Scientific Officer, a total of 5,000,000 options at an exercise price of 6.25 pence per share, in recognition of his work in achieving the recent IND filing for OK-101. The options vest immediately and have a life of five years.

This information set out below is provided in accordance with Article 19(3) of UK MAR.

1.	Details of PDMR / person closely associated

a)	Name	Raj Patil

2.	Reason for the notification

a)	Position / status	Chief Scientific Officer

b)	Initial notification /amendment	Initial notification

3.	Details of the issuer

a)	Name	OKYO Pharma Limited

b)	LEI	213800VVN5CB56Y15A05

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument	Ordinary Shares of no par value

b)	Identification code of the Financial Instrument	ISIN for OKYO Pharma Limited: GG00BD3FV870

c)	Nature of the transaction	Grant of options

d)	Price(s) and volume(s)	Price	Volume
		6.25p	5,000,000

f)	Date of the transaction	22 November 2022

g)	Place of the transaction	XLON

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU WHICH IS PART OF DOMESTIC UK LAW PURSUANT TO THE MARKET ABUSE (AMENDMENT) (EU EXIT) REGULATIIONS (SI 2019/310) (“UK MAR”).

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173

LifeSci Advisors (Investor Relations)	Irina Koffler	Irina Koffler ikoffler@lifesciadvisors.com +1-917-734-7387

Notes for Editors:

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

About OK-101

OK-101 is a lipid conjugated chemerin peptide antagonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain; and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.

About Dry Eye Disease

Dry eye disease is a multifactorial disease that results in ocular discomfort and tear film instability that can lead to ocular surface damage. It is often a chronic problem, particularly in older adults, and is expected to become even more prevalent with the aging population and increased use of digital screens such as computers and smart phones. Despite new product approvals, dry eye disease remains a significant unmet medical need and is one of the leading causes for patient visits to eye care specialists. Novel therapies that improve the signs and symptoms of dry eye disease will be beneficial to dry eye patients.

For further information, please visit the Company’s website at www.okyopharma.com.